

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

August 20, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of MEGALITH FINANCIAL ACQUISITION CORP., under the Exchange Act of 1934.

- Units, each consisting of one share of Class A Common Stock, and one Warrant

- Class A Common Stock, par value $0.0001 per share

- Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

Sincerely,

Ben Sawyer